N E W S R E L E A S E

January 31, 2018

Nevsun Provides 2018 Outlook and Guidance

Vancouver, BC –Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN:NSU) (Nevsun or the Company) today provided its outlook and guidance for 2018. Unless otherwise noted, all dollar amounts are in millions of US dollars.

2018 Outlook Highlights

•         Achieve top quartile safety performance at all operations

•         Invest $50 to $60 million advancing the Timok Upper Zone Copper-Gold Project

•         Produce 210 to 240 million pounds[1] of zinc at:

o   C1 cash cost of $0.70 to $0.90 per payable pound sold with copper on a co-product basis; and

o   C1 cash cost of $0.60 to $0.80 per payable pound sold with copper on a by-product basis[2]

•         Produce 20 to 30 million pounds1of copper at:

o   C1 cash cost of $1.55 to $1.75 per payable pound sold on a co-product basis

•         Invest $15 million including 12.5 km of follow-up drilling on highly prospective Upper Zone targets

•         Suspend the dividend and redeploy capital to growth

Peter Kukielski, President and CEO commented, “In 2018 Nevsun will drive value by advancing the high-grade Timok Upper Zone project, one of the world’s best copper development projects.  We will complete our prefeasibility in Q1 2018, significantly advance the definitive feasibility, and follow up on last year’s successful Upper Zone exploration program.”  Mr. Kukielski continued, “At Bisha, zinc and copper production are expected to increase, taking advantage of a strong base metals market.  The resulting cash flow and dividend redeployment will bolster an already strong balance sheet enabling growth from Timok development and exploration.”

Timok Copper-Gold Project

The Company expects to invest between $50 and $60 million (excluding exploration) at the Timok Upper Zone Project for 2018.  Key activities include:

•         Complete the in-progress pre-feasibility study in Q1-2018 including a maiden reserve estimate;

•         Commence and advance the definitive feasibility study work for completion in the first half of 2019;

•         Start development of the exploration decline once all permits are received;

•         Continue land acquisition to cover the majority of the Upper Zone mine footprint;

•         Complete the condemnation drilling program to assist with infrastructure planning; and

•         Advance other critical path activities including the environmental and social impact assessment.

Commencement of exploration decline work is contingent on permitting by the State of Serbia.  The Company was expecting the exploration decline permit in Q4 2017 and is now collaborating with the State of Serbia to understand the source of the delay and to expedite approval.  An estimated $15 million of work on the exploration decline is budgeted in 2018.

Bisha Zinc-Copper Mine

In 2018 the principal source of mill feed is primary ore sourced from the Bisha main pit.  This is in contrast to the second half of 2017 when zinc-only stockpiles were processed.  Stockpiles of zinc-only ore remain available for processing, if required.  At current gold prices there are no plans to monetize precious metal stockpiles in 2018.

Bisha expects to achieve improved zinc and copper recoveries from primary ore in 2018. An ongoing program of metallurgical improvement is yielding improvements in copper recoveries at Bisha.  Recent work has focused on reagent optimisation and further work is planned on water quality and tighter pH control within the flotation circuit.  Processing of stockpiled zinc-only ore, which adversely impacted 2017 overall metallurgical performance, is not planned in 2018.

[1] Contained metal in concentrate before deductions associated with smelter terms.

[2] C1 cash cost range per payable pound of zinc sold with copper treated on a by-product basis assumes an average 2018 copper price of $2.80 per pound.  C1 cash cost is a non-GAAP measure. For a discussion of this non-GAAP measure, see page 19 of the Company’s Management’s Discussion & Analysis for the period ending September 30, 2017.

Planned total material movement (ore plus waste) of 21.2 million tonnes is up 15% from 2017.  To achieve this increase, the mine will take advantage of recently purchased additional heavy mining equipment, shortened haul distances from planned waste dumping in the now exhausted north portion of the pit, and continue to use contractors to enhance maintenance capacity and improve fleet reliability.

Capital investment at Bisha is estimated at $15 million for 2018 including $3 million for continuation of studies investigating the underground potential and $12 million for general sustaining capital.

Exploration

The Company is investing $5 million in exploration for the Upper and Lower Zone projects during 2018. This budget includes drilling approximately 12,500 metres of Upper Zone exploration.  Drilling will target new high grade, high sulphidation mineralization near the Timok Upper Zone, building on the promising exploration results announced in January 2018.

For the Timok Lower Zone porphyry exploration, the $20 million agreed work program with Freeport-McMoRan Exploration Corporation (“Freeport”) will be completed in 2018 with the final $1 million of this program 100% funded by Nevsun. Freeport, the joint venture partner on the Lower Zone, continues to work with the Company to design and execute the next phase of the Lower Zone work program which would be funded pro-rata by the partners.

The Company will drill approximately 16,000 metres at its100% owned exploration projects in Serbia and Macedonia at a cost of $4 million. The exploration costs at Tilva in Serbia are predominantly funded by Rio Tinto as part of their earn-in.

In 2018 a budget of $7 million for 15,000 metres of exploration drilling is planned at Bisha. Work is targeting new shallow near-mine copper, gold and silver discoveries, and the work programs will include diamond drilling, ongoing surface and borehole geophysics, and target generation.

Dividend Policy and Capital Requirements

The Board of Directors has completed the review of its dividend policy announced in early December 2017. Following the January 17, 2018 dividend payment, the Company will suspend dividend payments to redeploy the capital to the high-grade Timok copper-gold project in Serbia. Nevsun has determined that the development of the Timok Upper Zone represents, by far, the Company’s best allocation of capital.

The Company will continue to advance its financing activities for the Timok project in 2018. The Company is in early stage discussions with project finance providers and expects to advance these discussions on release of the Timok pre-feasibility study. In parallel with these discussions, the Company is currently evaluating options for sourcing additional capital, including equity, convertible debt, precious metal streaming, and strategic partnerships.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport, which currently owns 39.6% and upon completion of any feasibility study, Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws.All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s intentions for its Bisha Zinc-Copper Mine in Eritrea and its Timok Copper-Gold Project in Serbia including the outlook and guidance for 2018.Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated production and recoveries of zinc and copper, mineral reserve and resource estimates, dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, anticipated C1 cash costs to produce zinc or copper, land acquisition and permitting on any of the Company’s projects, resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing recovery rates of zinc and copper to initial design levels, achievement of and timing for achievement of any key milestones including, planned mineral movement at the Bisha Mine, the delivery of or timing for delivery of a Pre-Feasibility Study and a Feasibility on the Timok Project, the adequacy of financial resources and the ability of the Company to raise additional capital and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; and (ix) the Company is unable to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all or increase recovery rates of zinc and copper to initial design levels; and other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017, which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements including the outlook and guidance for 2018 which may not be realized or achieved.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com